Pursuant to 253(g)(2)

File No. 024-12330

Avvenire Electric Vehicle International Corp.

(the “Company”)

Supplement No. 4

To the Offering Circular dated September 13, 2023

Date of Supplement September 13, 2024

This document supplements, and should be read in conjunction with, the offering circular of Avvenire Electric Vehicle International Corp. (“we”, “our”, “us” or the “Company”), first filed on September 13, 2023, and qualified by the Securities and Exchange Commission (the “SEC”) on December 5, 2023 (the “Offering Circular”) as well as with Supplement No. 1 dated December 6, 2023; Supplement No. 2 dated April 5, 2024; and Supplement No. 3 dated September 9, 2024. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement No. 4 is to supplement the offering with the Company’s unaudited financial statements for the period ending June 30, 2024, the management’s discussion and analysis regarding its unaudited financial statements, and other material information which were filed in the Company’s semi-annual report through form 1-SA on September 13, 2024, which is incorporated herein by reference.